QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Vitae Pharmaceuticals, Inc.
(Name of Subject Company)

Vitae Pharmaceuticals, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92847N103
(CUSIP Number of Class of Securities)

Jeffrey S. Hatfield
President and Chief Executive Officer
502 West Office Center Drive
Fort Washington, PA 19034
(215) 461-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian
Gregg A. Griner
Andrew Y. Luh
Keith J. Scherer
Albert W. Vanderlaan
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210
(617) 648-9100	Scott Applebaum General Counsel and Corporate Secretary Vitae Pharmaceuticals, Inc. 502 West Office Center Drive Fort Washington, PA 19034 (215) 461-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Vitae Pharmaceuticals, Inc., a Delaware corporation ("Vitae"). The address of Vitae's principal executive offices is 502 West Office Center Drive, Fort Washington, Pennsylvania 19034 and its telephone number is (215) 461-2000.

Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is Vitae's common stock, par value $0.0001 per share (the "Shares"). As of the close of business on September 22, 2016, there were 28,844,410 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

        The name, business address and business telephone number of Vitae, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in "Item 1. Subject Company Information—Name and Address."

Tender Offer

        This Schedule 14D-9 relates to a tender offer by Augusta Merger Sub, Inc., a Delaware corporation ("Purchaser"), and Allergan Holdco US, Inc., a Delaware corporation ("Parent"), both of which are wholly-owned subsidiaries of Allergan plc, an Irish public limited company ("Allergan"), to purchase all of the issued and outstanding Shares at a per share purchase price of $21.00, net to the seller in cash, without interest and subject to any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on September 26, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to Vitae's stockholders together with this Schedule 14D-9. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the "Merger Agreement"), dated as of September 13, 2016, by and among Vitae, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Vitae, with Vitae continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Vitae, (ii) Shares owned of record by Parent or Purchaser and (iii) Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded (and not withdrawn or lost) in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL") in connection with the Merger ("Dissenting Shares")) will be converted into the right to receive an amount in cash equal to $21.00 per Share, without interest and subject to any applicable withholding taxes (the "Per Share

Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Purchaser's obligation to accept for payment and to pay for all Shares validly tendered into the Offer and not withdrawn is not subject to a financing condition. However, Purchaser's obligation is conditioned upon certain conditions including but not limited to, (i) that at least that number of Shares validly tendered and not withdrawn prior to the expiration time of the Offer (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been "received," as defined by Section 251(h)(6) of the DGCL), when added to any Shares already owned by Parent or Purchaser, equal one Share more than 50% of the then outstanding Shares (the "Minimum Tender Condition"), and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended having expired or been terminated. Parent and Purchaser can waive some of the conditions to the Offer or modify the terms of the Offer without the consent of Vitae but cannot, however, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the condition that the Merger Agreement cannot have been terminated prior to the closing of the Offer, (iv) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, extend the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares or (viii) except as otherwise provided in the Merger Agreement, provide any "subsequent offering period" in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), without the consent of Vitae. The treatment of equity awards under Vitae's benefit plans, including stock options and employee stock purchase rights, is discussed below in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Vitae and its Executive Officers, Directors and Affiliates." The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions."

        The initial expiration time of the Offer is 12:00 midnight, New York City time, at the end of the day on October 24, 2016, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

        As set forth in the Schedule TO, the address of the principal executive offices of (i) Allergan are located at Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland, (ii) Parent are located at 2444 Dupont Drive, Irvine, California 92612 and (iii) Purchaser are located at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054. The business telephone number for each of Allergan, Parent and Purchaser is (862) 261-7000.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Vitae, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Vitae or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The board of directors of Vitae (the "Vitae Board") was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Allergan, Parent and Purchaser and their Affiliates

Merger Agreement

        On September 13, 2016, Vitae, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Sections 11 and 15 of the Offer to Purchase are incorporated herein by reference to provide Vitae's stockholders with information regarding the terms of the Merger Agreement. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

        The Merger Agreement governs the contractual rights among Vitae, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as Exhibit (e)(1) to this Schedule 14D-9 to provide Vitae's stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Vitae to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Vitae. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Vitae, Parent or Purchaser in Vitae's public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by Vitae to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Vitae, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Vitae, Parent or Purchaser. Vitae's stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Vitae, Parent, Purchaser or any of their respective subsidiaries or affiliates.

        The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

        On August 17, 2016, Allergan Inc., a Delaware corporation and wholly-owned subsidiary of Allergan ("Allergan US"), and Vitae entered into a confidentiality agreement (the "Confidentiality Agreement") in connection with Allergan's consideration of a possible transaction with or involving Vitae. Under the Confidentiality Agreement, Allergan US agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Vitae for a period lasting four years. The Confidentiality Agreement also contains a standstill provision which prohibits Allergan from acquiring shares of Vitae stock or soliciting proxies, making a tender offer or forming a "group" as defined in the Exchange Act, with respect to Vitae stock without the consent of Vitae for a period of nine months. The Confidentiality Agreement contains a non-solicitation provision prohibiting each party from soliciting for employment any employee of the other party for a period of 12 months, subject to certain exceptions.

        The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Arrangements between Vitae and its Executive Officers, Directors and Affiliates

        Vitae's executive officers and the members of the Vitae Board may be deemed to have interests in the Transactions that may be different from or in addition to those of Vitae's stockholders generally. These interests may create potential conflicts of interest. The Vitae Board was aware of these interests and considered them, along with other matters described below in "Item 4. The Solicitation or Recommendation—Reasons for Recommendation," in reaching its decision to approve the Merger Agreement and the Transactions and recommend that Vitae's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        For further information with respect to the arrangements between Vitae and its executive officers, directors and affiliates described in this Item 3, please also see "Item 6. Interest in Securities of the Subject Company," "Item 8. Additional Information—Golden Parachute Compensation" and "Item 8. Additional Information—Early Payment of Performance Bonuses" below, which are incorporated herein by reference, information contained in the section entitled "Severance and Change in Control Benefits" in Vitae's definitive proxy statement filed with the SEC on April 13, 2016 and information contained in "Item 5. Other Information" section of Vitae's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016.

Cash Payable for Outstanding Shares Pursuant to the Offer

        The directors and executive officers of Vitae or their affiliates who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser's purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of Vitae. The directors and executive officers of Vitae and their affiliates owned, in the aggregate, approximately 390,487 Shares as of September 22, 2016 (or approximately 1.35% of all outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon exercise of options to purchase Shares (whether or not vested or exercisable within 60 days of September 22, 2016), which are discussed below. If the directors and executive officers and their affiliates were to tender all 390,487 of these Shares for purchase pursuant to the Offer, and these Shares were accepted for payment and purchased by Purchaser, then, assuming the Effective Time occurred on September 22, 2016, the directors and officers and their affiliates would receive an aggregate of $8,200,227 in cash pursuant to tenders of those Shares pursuant to the Offer.

        The table below sets forth the number of Shares held by the directors and executive officers of Vitae on September 22, 2016, excluding Shares issuable to such stockholders upon exercise of options to purchase Shares (whether or not vested or exercisable within 60 days of September 22, 2016), and the amount of cash consideration they would receive for those Shares if they were to tender all of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

	Number of Shares Owned	Value of Shares Owned($)
Executive Officers:
Jeffrey S. Hatfield	244,996	$5,144,916
Richard S. Morris	1,050	$22,050
Richard Gregg, M.D.	104,376	$2,191,896
Arthur Fratamico, R.Ph.	13,233	$277,893
Carole Sable, M.D.	—	—
Scott Applebaum	—	—
Non-Employee Directors:
Karen Bernstein, Ph.D.	—	—
Robert V. Gunderson, Jr.	26,832	$563,472
Donald J. Hayden, Jr.	—	—
Daniel M. Junius	—	—
John M. Leonard, M.D.	—	—
Charles A. Rowland, Jr.	—	—
Gino Santini	—	—

Total	390,487	$8,200,227

Treatment of Options

        Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each outstanding option to purchase Shares ("Vitae Options") with an exercise price per share less than the Per Share Merger Consideration that is unexpired, unexercised and outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and the holder thereof will be entitled to receive an amount of cash, without interest and subject to any applicable tax withholding, equal to (i) the Per Share Merger Consideration less the exercise price per share of such Vitae Option in effect immediately prior to the Effective Time multiplied by (ii) the number of Shares subject to such Vitae Option. For Vitae Options that provide for vesting conditioned upon the attainment of performance goals, the number of Shares subject to such Vitae Options will be determined at the "target" level of performance for such Vitae Options (or, if no target is specified, at the maximum number of shares subject to such Vitae Options).

Treatment of Vitae ESPP

        In connection with its entry into the Merger Agreement, Vitae has suspended the current purchase period under the Vitae 2014 Employee Stock Purchase Plan ("Vitae ESPP"), and Vitae has agreed to cause the Vitae ESPP to terminate immediately prior to the closing of the Offer.

Severance and Change of Control Arrangements

        Each of Vitae's executive officers is party to an employment agreement with Vitae under which each executive officer is entitled to certain severance benefits, subject to the executive officer's execution and non-revocation of a release of claims against Vitae, if such executive officer is terminated without "cause" (as defined below) or resigns for "good reason" (as defined below).

        The employment agreement for Vitae's Chief Executive Officer provides that if (A) he is terminated without cause or resigns for good reason within three months prior to or 12 months following a change in control of Vitae, then he will receive (i) a lump sum payment equal to

18 months' salary, (ii) a lump sum payment, on an after tax basis, equal to 18 months COBRA continuation premiums for group health and dental coverage, (iii) payment of a bonus equal to the greater of (x) his prior fiscal year's bonus or (y) target annual bonus and (iv) all outstanding equity awards will be fully vested and exercisable; and (B) he is terminated without cause or resigns for good reason other than in connection with a change in control, then he will receive (i) severance in an amount equal to 12 months' salary continuation, (ii) payment, on an after tax basis, of COBRA continuation premiums for group health and dental coverage for up to 12 months and (iii) payment of a bonus equal to the greater of (x) his prior year's bonus or (y) target annual bonus.

        The employment agreements for Vitae's other executive officers provide that if (A) an executive is terminated without cause or resigns for good reason within three months prior to or 12 months following a change in control of Vitae, then such executive will receive (i) a lump sum payment equal to 12 months' salary, (ii) a lump-sum payment, on an after tax basis, equal to 12 months of COBRA continuation premiums for group health and dental coverage, (iii) payment of a pro-rated target bonus for actual time worked and (iv) all outstanding equity awards will be fully vested and exercisable; and (B) an executive is terminated without cause or resigns for good reason other than in connection with a change in control of, then then such executive will receive (i) severance in an amount equal to nine months' salary continuation and (ii) payment, on an after tax basis, of up to nine months of COBRA continuation premiums for group health and dental coverage.

        In addition, each of the employment agreements provide for acceleration of any unvested equity held by Vitae's executive officers in the event of a change of control. Under these provisions, in the event of change of control, unvested equity securities will vest in full if the officer is terminated without cause, or the officer resigns for good reason, in each case within three months before or 12 months following such change of control.

        Either the consummation of the Offer or the Merger will constitute a change of control under the employment agreements.

        For the purpose of the employment agreements, the following terms have the definitions set forth below:

        A termination for "cause" means termination by Vitae of the executive officer's employment by reason of the occurrence of any one or more of the following:

  •
  an act or acts of personal dishonesty taken by the executive officer and intended to result in substantial personal enrichment of the executive officer at the expense of Vitae;

  •
  repeated violations by the executive officer of the executive officer's duties under the applicable employment agreement (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the executive officer's part, which are committed in bad faith or without reasonable belief that such violations are in Vitae's best interests and which are not remedied in a reasonable period of time after receipt of written notice from Vitae;

  •
  indictment or plea of nolo contendere of the executive officer of a felony involving moral turpitude; or

  •
  the material breach of the executive officer's proprietary information and inventions agreement.

        "Good reason" means:

  •
  a material diminution in the executive officer's base compensation, except in connection with across-the-board salary reductions for all similarly situated management employees;

  •
  a material diminution in the executive officer's authority, duties and responsibilities;

  •
  removal from the position contemplated by the employment agreement;

  •
  a requirement that the executive officer report to a corporate officer or employee instead of reporting directly to the parent company's chief executive officer (or, in the case of Vitae's Chief Executive Officer, the parent company's board of directors);

  •
  a relocation of the executive officer's principal workplace by more than 50 miles from where the executive officer performed services prior to the relocation; and

  •
  any other action or inaction that constitutes a material breach by Vitae of the applicable employment agreement or any other agreement under which the executive officer provides services.

        However, good reason will not exist unless the executive officer has given written notice to Vitae within 90 days of the initial existence of the good reason event or condition(s) giving specific details regarding the event or condition; and unless Vitae has had at least 30 days to cure such good reason event or condition after the delivery of such written notice and has failed to cure such event or condition within such 30 day cure period.

        In the event that any of the severance benefits provided for under the employment agreements or otherwise payable to the executive officers would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and could be subject to the related excise tax, the employment agreements described above provide that the executive officers will be entitled to receive either full payment of such severance and other benefits under their applicable arrangements, or such lesser amount which would result in no portion of such benefits being subject to the excise tax pursuant to Section 4999 of the Code, whichever results in the greater amount of after-tax benefits to the executive officer. The employment agreements do not require Vitae to provide any tax gross-up payments, but the Vitae Board, prior to Vitae's entry into the Merger Agreement, approved Vitae entering into tax gross-up agreements with Carole Sable, M.D. and Scott Applebaum as they will be subject to the excise tax. For further information with respect to the Section 280G excise tax gross-up arrangements described in this Item 3, please also see "Item 8. Additional Information—Golden Parachute Compensation" below.

        The employment agreements contain a one-year post-termination non-solicitation and non-competition covenant.

        The following table shows the hypothetical amounts of cash severance payments and benefits and the value of accelerated vesting of stock options for each of the executive officers under the employment agreements, assuming (i) that the Offer was consummated on September 22, 2016 and (ii) that each executive officer's employment was terminated due to an involuntary termination and not for cause on September 22, 2016.

	Base Salary Payment($)	Continuation of Benefits ($)(1)	Acceleration of Vesting of Equity Awards ($)(2)	Total Payout ($)
Jeffrey S. Hatfield	$978,500	$36,000	$2,889,297	$3,903,797
Richard Morris	$402,911	$24,000	$1,872,655	$2,299,566
Richard Gregg, M.D.	$465,828	$24,000	$1,174,831	$1,664,659
Arthur Fratamico, R.Ph.	$394,568	$24,000	$1,594,759	$2,013,327
Carole Sable, M.D.	$463,481	$24,000	$1,573,500	$2,060,981
Scott Applebaum	$455,754	$24,000	$1,837,500	$2,317,254

(1)
Represents the after-tax aggregate amount of all premiums payable for the continuing of the executive's health benefits for the applicable severance period, based on the amounts of such premiums at September 22, 2016. These amounts also assume that the premiums payable for continuation of the executive officer's health and welfare benefits remain unchanged from the amount in effect on the date of this Schedule 14D-9.

(2)
Represents (i) the Per Share Merger Consideration less the exercise price per share of each unvested Vitae Option held by the executive multiplied by (ii) the number of Shares subject to such Vitae Option.

        The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the employment agreements with each of the executive officers, which are filed as Exhibits (e)(5)(A)-(F) hereto and are incorporated herein by reference.

Employee Benefits

        Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time (or such shorter period of employment, as the case may be), Parent will provide, or cause to be provided, to those employees of Vitae who are employed by Vitae or any of its subsidiaries as of immediately prior to the Effective Time, including any of our executive officers, and who continue to be actively employed by the surviving corporation (or any affiliate thereof) during such one-year period (the "Continuing Employees") (i) base salary and base wages no less favorable than those provided to the Continuing Employees prior to the closing of the Offer, (ii) short-term cash incentive compensation opportunities that are not materially less favorable in the aggregate than those provided to similarly situated employees of Parent and (iii) benefits (including severance payments), each in an amount not materially less favorable than either (in Parent's discretion) those in effect immediately prior to the Effective Time or those provided to similarly situated employees of Parent.

        In addition, if the Effective Time occurs in 2016, Allergan or Parent will pay to each Vitae employee, including executive officers, a bonus payment attributable to performance during 2016 equal to such employee's target annual cash bonus for the 2016 fiscal year assuming 100% of all bonus targets. For further information with respect to these bonus payments, please also see "Item 8. Additional Information—Early Payment of Performance Bonuses."

Potential for Future Arrangements

        To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Vitae and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Vitae, on the one hand, and Allergan, Parent, Purchaser, any of their affiliates or Vitae, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Vitae entering into any such agreement, arrangement or understanding.

        Although such arrangements have not, to Vitae's knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the surviving corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

        Under Vitae's non-employee director compensation arrangements effective March 2015, upon initial election to the Vitae Board, each non-employee director is entitled to receive an initial grant of 20,000 shares of Vitae Options. The Vitae Options have an exercise price per Share equal to the closing sales price of a Share on the date of grant. The initial Vitae Option grants vest in quarterly installments over the three years following grant.

        In addition to the initial Vitae Option grant, each non-employee director is entitled to receive an additional annual grant of 10,000 Vitae Options. The Vitae Options have an exercise price per Share equal to the closing sales price of a Share on the date of grant. The annual Vitae Option grants vest in quarterly installments over the one year following grant.

        As provided for by the terms of Vitae's non-employee director compensation program, in the event of a change of control, the vesting of all Vitae Options will accelerate and all awards will become fully exercisable or payable, as applicable, and all forfeiture restrictions on such Vitae Options will lapse immediately prior to the change of control. Under Vitae's non-employee director compensation program, a "change of control" generally includes the acquisition by any person or group of 50% or more of our voting securities (subject to exceptions), certain incumbent directors ceasing to constitute a majority of the Vitae Board, Vitae's merger, consolidation, reorganization, sale of assets or other extraordinary corporate transaction unless Vitae's outstanding voting securities continue to represent at least a majority of the combined voting power of the surviving corporation, or Vitae's liquidation or dissolution. Vitae provided these benefits to promote the ability of its directors to act in the best interests of Vitae's stockholders, despite the possibility that they will not continue as directors as a result of the change of control transaction.

        The following table shows the hypothetical value of accelerated vesting of stock options for each of Vitae's non-employee directors, assuming that the Offer was consummated on September 22, 2016.

	Acceleration of Vesting of Equity Awards ($)(1)	Total Payout ($)
Karen Bernstein, Ph.D.	$313,600	$313,600
Robert V. Gunderson, Jr.	$988,617	$988,617
Donald J. Hayden, Jr.	$706,139	$706,139
Daniel M. Junius	$192,600	$192,600
John M. Leonard, M.D.	$336,800	$336,800
Charles A. Rowland, Jr.	$420,500	$420,500
Gino Santini	$420,500	$420,500

(1)
Represents (i) the Per Share Merger Consideration less the exercise price per share of each vested and unvested Vitae Option held by the director multiplied by (ii) the number of Shares subject to such Vitae Option.

Director and Officer Exculpation, Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

        Vitae's amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Vitae's directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

  •
  for any breach of the director's duty of loyalty to Vitae or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Vitae's amended restated certificate of incorporation and amended and restated bylaws also provide that Vitae will indemnify its directors and officers to the fullest extent permitted by Delaware law. Vitae's amended and restated certificate of incorporation and amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as Vitae's officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

        In addition, Vitae has entered into separate indemnification agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Vitae is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Vitae within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against Vitae or its directors, officers, employees or other indemnitees, and certain other situations. This description of the indemnity agreements entered into between Vitae and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(11) hereto, which is incorporated herein by reference.

        The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Vitae or its predecessors (each, an "Indemnified Party") (i) will be assumed by the surviving corporation in the Merger, without further action, at the Effective Time, (ii) will survive the Merger, (iii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of the Merger Agreement, will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent has agreed to ensure that the surviving corporation complies with and honors the foregoing obligations.

        The Merger Agreement further provides that at or prior to the Effective Time, Vitae may obtain and fully pay the premium for "tail" directors' and officers' liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Offer and the Merger) for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of Vitae's directors' and officers' liability insurance policies in effect on the date of the Merger Agreement (the "Existing D&O Policies"); provided that the maximum aggregate annual premium for such "tail" insurance policies will not exceed 300% of the aggregate annual premium payable by Vitae for coverage for its current fiscal year under the Existing D&O Policies.

        The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the surviving corporation and Parent, and are intended to benefit, and will be enforceable by, each Indemnified Party and his or her heirs or representatives.

Beneficial Ownership Table

        The following table sets forth certain information with respect to the beneficial ownership of Vitae's common stock as of September 22, 2016 for:

  •
  each person who Vitae knows beneficially owns more than 5% of Vitae's common stock based on currently available Schedules 13D and 13G filed with the SEC;

  •
  each of Vitae's directors;

  •
  each of Vitae's executive officers; and

  •
  all of Vitae's directors and executive officers as a group.

        Vitae has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Vitae believes, based on the information furnished to Vitae, that the persons and entities named in the table below have sole voting and investment power with respect to all Shares they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership is based on 28,844,410 shares of common stock outstanding at September 22, 2016. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Vitae deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of September 22, 2016. Vitae did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Vitae Pharmaceuticals, Inc. 502 West Office Center Drive, Fort Washington, Pennsylvania 19034.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
5% Stockholders (other than our executive officers and directors)
FMR LLC	4,179,473	(1)	14.5%
Venrock Associates	2,354,203	(2)	8.2%
RA Capital Management, LLC	2,119,036	(3)	7.3%
Directors and Executive Officers
Jeffrey S. Hatfield	457,318	(4)	1.6%
Scott Applebaum	—		*
Arthur Fratamico, R.Ph.	118,652	(5)	*
Richard Gregg, M.D.	238,393	(6)	*
Richard Morris	107,407	(7)	*
Carole Sable, M.D.	—		*
Karen Bernstein	9,166	(8)	*
Robert V. Gunderson, Jr.	65,189	(9)	*
Donald Hayden, Jr.	42,014	(10)	*
Daniel M. Junius	1,666	(11)	*
John M. Leonard, M.D.	10,833	(12)	*
Charles A. Rowland, Jr.	23,832	(13)	*
Gino Santini	23,832	(14)	*
All current directors and executive officers as a group (13 persons)	1,098,302	(15)	3.7%

*
Less than 1%

(1)
Includes 4,179,473 shares beneficially held by FMR LLC ("FMR LLC") including 1,699,371 shares held in the name of Fidelity Select Biotechnology Portfolio. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. The information set forth above is based on information contained in the Form 13G/A filed with the SEC on July 11, 2016 by FMR LLC.

(2)
Includes 1,883,372 shares held by Venrock Associates III, L.P., 423,754 shares held by Venrock Associates, L.P. and 47,077 shares held by Venrock Entrepreneurs Fund III, L.P. Venrock Management III, LLC, a Delaware limited liability company, is the sole General Partner of Venrock Associates III, L.P. VEF Management III, LLC, a Delaware limited liability company, is the sole General Partner of Venrock Entrepreneurs Fund III, L.P. Other than the aforementioned General Partners, no individual person or entity has the unilateral ability to cause or block the voting or disposition of the shares held by any Venrock-associated entity described in this footnote. Venrock Management III, LLC and VEF Management III, LLC expressly disclaim beneficial ownership over all shares held by Venrock Associates, L.P., Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., except to the extent of their indirect pecuniary interest therein. Bryan E. Roberts, Michael F. Tyrrell, Anthony B. Evnin and Michael C. Brooks are the individual general partners of Venrock Associates, L.P. and share voting and dispositive power over the shares held by Venrock Associates, L.P., and each disclaims beneficial ownership of the shares held by Venrock Associates, L.P. except to the extent of his respective proportionate pecuniary interest in such shares. Bryan E. Roberts, Michael F. Tyrrell, Anthony B. Evnin, Michael C. Brooks and Brian D. Ascher are the individual members of Venrock Management III, LLC and share voting and dispositive power over the shares held by Venrock Management III, LLC, and each disclaims beneficial ownership of the shares held by Venrock Management III, LLC or by Venrock Associates III, L.P., except to the extent of his respective proportionate pecuniary interest in such shares. Bryan E. Roberts, Michael F. Tyrrell, Anthony B. Evnin and Michael C. Brooks are the individual members of VEF Management III, LLC and share voting and dispositive power over the shares held by VEF Management III, LLC, and each disclaims beneficial ownership of the shares held by VEF Management III, LLC or Venrock Entrepreneurs Fund III, L.P. except to the extent of his respective proportionate pecuniary interest in such shares. The address of Venrock is 3340 Hillview Avenue, Palo Alto, California 94304. The information set forth above is based on information contained in the Form 13D filed with the SEC on October 10, 2014 by Venrock.

(3)
Includes 2,119,036 shares beneficially held by RA Capital Management, LLC ("Capital") including 1,781,343 shares held in the name of RA Capital Healthcare Fund, L.P. (the "Fund"). Capital is the General Partner of the Fund and serves as investment advisor for a separately managed account (the "Account"). Peter Kolchinsky is the manager of Capital. As investment adviser to the Fund and the Account, Capital may be deemed a beneficial owner, for purposes of Section 13(d) of the Exchange Act, of any securities of the Issuer owned by the Fund or the Account. As the manager of Capital, Mr. Kolchinsky may be deemed a beneficial owner, for purposes of

  Section 13(d) of the Exchange Act, of any securities of the Issuer beneficially owned by Capital. Capital is a registered investment adviser within the meaning of Rule 13d-1(b)(1)(ii)(E) and Rule 16a-1(a)(v), and Mr. Kolchinksy is a parent or control person of Capital within the meaning of Rule 13d-1(b)(1)(ii)(G) and Rule 16a-1(a)(1)(vii). Capital and Mr. Kolchinsky disclaim beneficial ownership of the securities other than for the purpose of determining their obligations under Section 13(d) of the Act. The address of Capital, the Fund and Mr. Kolchinsky is 20 Park Plaza, Suite 1200, Boston, MA 02116. The information set forth above is based on information contained in the Form 13G filed with the SEC on August 15, 2016.

(4)
Includes options to purchase 212,322 shares of common stock that may be exercised within 60 days of September 22, 2016.

(5)
Includes options to purchase 105,419 shares of common stock that may be exercised within 60 days of September 22, 2016.

(6)
Includes options to purchase 134,021 shares of common stock that may be exercised within 60 days of September 22, 2016.

(7)
Includes options to purchase 106,357 shares of common stock that may be exercised within 60 days of September 22, 2016.

(8)
Includes options to purchase 9,166 shares of common stock that may be exercised within 60 days of September 22, 2016.

(9)
Includes (i) 11,002 shares held directly by G&H Partners; and (ii) options to purchase 38,357 shares of common stock that may be exercised within 60 days of September 22, 2016. Mr. Gunderson is a general partner of G&H Partners, and as such he may be deemed to share voting and dispositive power with respect to the shares held by G&H Partners. Mr. Gunderson disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(10)
Includes options to purchase 42,014 shares of common stock that may be exercised within 60 days of September 22, 2016.

(11)
Includes options to purchase 1,666 shares of common stock that may be exercised within 60 days of September 22, 2016.

(12)
Includes options to purchase 10,833 shares of common stock that may be exercised within 60 days of September 22, 2016.

(13)
Includes options to purchase 23,832 shares of common stock that may be exercised within 60 days of September 22, 2016.

(14)
Includes options to purchase 23,832 shares of common stock that may be exercised within 60 days of September 22, 2016.

(15)
Includes options to purchase 707,819 shares of common stock that may be exercised within 60 days of September 22, 2016.

Section 16 Matters

        Pursuant to the Merger Agreement, Vitae will take all reasonable steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each director or officer of Vitae who is subject to the reporting requirements of Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

        Pursuant to the Merger Agreement, the Compensation Committee of the Vitae Board, at one or more meetings to be held prior to the scheduled expiration of the Offer, will use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by Vitae with current or future directors, officers or employees of Vitae.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Recommendation of the Vitae Board

        On September 13, 2016, the Vitae Board unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions, (ii) declared that it is in the best interests of Vitae and the stockholders of Vitae that Vitae enter into the Merger Agreement and consummate the Merger and the other Transactions and that the stockholders of Vitae tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Vitae and the stockholders of Vitae and (iv) resolved to recommend that the stockholders of Vitae accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Accordingly, and for other reasons described in more detail below, the Vitae Board unanimously recommends that Vitae's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        A joint press release, dated September 14, 2016, issued by Vitae and Allergan announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

Background of the Transaction

        The Vitae Board and senior management periodically have evaluated Vitae's long-term strategic options, including capital formation or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing stockholder value. The following is a summary of events, meetings and discussions that are relevant to the Vitae Board's decision to approve the Merger Agreement and recommend the Offer and the Merger to Vitae's stockholders.

        In the first quarter of 2013, at the direction of the Vitae Board, Vitae conducted discussions with 15 potential partners to determine if it would partner with a larger company to develop a RAR-Related Orphan Receptor gamma-t ("RORgt") asset (RORgt is a nuclear hormone receptor that is essential for the formation and function of the Th17 cells; preclinical studies in animal models have demonstrated that inhibition of RORgt activity is beneficial for the treatment of multiple autoimmune disorders). Each of the 11 potential partners who proceeded to engage in due diligence entered into a confidentiality agreement as part of the discussions. Following discussions with the potential partners, five of which were invited to conduct formal due diligence, the Vitae Board determined it was not in Vitae's best interests to enter into a partnership or other arrangement at that time.

        Through the third quarter of 2013, four of the potential partners that were involved in the earlier process continued to pursue Vitae to potentially engage in alternatives to partnering, including a potential joint venture, but the Vitae Board again concluded that such an arrangement was not in the best interests of Vitae at that time.

        In the fourth quarter of 2013, the Vitae Board instructed management to assess whether an equal partnership with two of the four potential partners to pursue a RORgt asset would be operationally possible. Following engagement with both potential partners, management reported to the Vitae Board that they did not believe an equal partnership was feasible at the time, which conclusion was reached separately by both potential partners. At that time the Vitae Board determined it was not in Vitae's best interest to pursue a partnership or joint venture of any sort and considered becoming a public company. In the second quarter of 2014, Vitae moved forward with preparations for an internally developed RORgt asset and continued preparations for an initial public offering. Vitae became a public company upon completion of its initial public offering in the third quarter of 2014.

        Following its initial public offering, Vitae received in-bound inquiries from multiple third parties over time regarding potential partnering for a RORgt asset. In the first quarter of 2016, Vitae's Chief Business Officer, Arthur Fratamico, met with 34 third party companies at J.P. Morgan's annual healthcare conference to determine if further partnership discussions would be of interest to Vitae. Following the conference, six companies met at Vitae's offices for relationship building meetings in advance of data from a Phase 2a proof-of-concept clinical trial for Vitae's VTP-43742, Vitae's lead RORgt product candidate. Allergan was not included in the group of six companies selected, but, subsequently, Allergan reached out to Vitae management to be included in the process. Vitae management then expanded the group of potential partners to eight, by including Allergan and one additional party.

        In March 2016, Vitae announced the top-line results of its VTP-43742 Phase 2a proof-of-concept clinical trial. Following announcement, Vitae reached out to all eight potential partners to determine if any of them would consider a partnership. During the due diligence process for a potential partnership, Allergan did not participate in in-person diligence at Vitae's offices, but was given access to a virtual data room on March 30, 2016, which included additional materials regarding Vitae's publicly disclosed clinical programs, including VTP-43742 and VTP-38543, Vitae's lead product candidate in its Liver X receptors ("LXR") program (LXRs, which include LXRa and LXRb, work to synthesize and transport fats out of skin cells, stimulate the production of the outer layer of skin cells and inhibit the production of inflammatory proteins).

        Vitae's President and Chief Executive Officer, Jeffrey S. Hatfield, indicated to each of the eight potential partners that Vitae wanted to engage and build relationships to investigate how the potential partners would think about Vitae's RORgt assets. During these discussions, Allergan indicated it would want a substantive role in the commercialization of any of Vitae's RORgt assets that may be approved for sale in the U.S. Allergan also indicated it wished to look at other Vitae assets, including, in particular, Vitae's LXR program, and a potential partnership deal for both assets. Two of the potential partners, Allergan and another large pharmaceutical company ("Company A"), provided term sheets to Vitae in respect of a potential partnership transaction. On April 25, 2016, Allergan submitted its term sheet in respect of a potential partnership transaction. On April 26, 2016, Sigurd Kirk, Allergan's Executive Vice President of Business Development and Kevin Green, Allergan's Senior Director of Business Development discussed the proposal with Arthur Fratamico, Vitae's Chief Business Officer. Allergan's term sheet included a more meaningful role for Vitae in the partnership than the term sheet provided by Company A. Following review and discussion of the two term sheets, the Vitae Board determined not to move forward with either potential partner at such time. Mr. Fratamico informed both potential partners in early June 2016 that Vitae did not wish to pursue a partnership, but wished to maintain a periodic dialogue going forward.

        During the week of June 13, 2016, Mr. Kirk invited Mr. Hatfield to meet with Brenton Saunders, Allergan's Chief Executive Officer and President at Allergan and C. David Nicholson, Allergan's Chief Research and Development Officer. During the first two weeks of July 2016, Mr. Hatfield exchanged emails and telephone messages with Mr. Kirk, regarding a potential meeting between Mr. Hatfield and Mr. Saunders.

        On July 18, 2016, Mr. Hatfield met with Mr. Saunders, Mr. Kirk and Dr. Nicholson, at Allergan's administrative headquarters in the U.S. in Parsippany, New Jersey. During that meeting, they discussed Vitae's products and business model. During that meeting, Mr. Saunders indicated that Allergan would be willing to offer a 100% premium to Vitae's then-current stock price in a potential acquisition. Mr. Hatfield indicated he would like some time to consider the proposal and to discuss it with certain members of the Vitae Board. Later that day, Mr. Hatfield discussed Mr. Saunders' oral indication of interest with Donald J. Hayden, Jr., the Chairman of the Vitae Board, and Jay K. Hachigian of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Vitae's outside legal counsel ("GDSVF&H").

        Also on July 18, 2016, members of Vitae management met with J.P. Morgan Securities LLC ("J.P. Morgan") to discuss what a strategic process might look like in the event the Vitae Board ultimately decided that Vitae was for sale, including an outline of the steps and timeline to engage with Allergan as well as the process for identifying other potential buyers. Vitae management and Vitae Board members had previously contacted and engaged in discussions over a number of years with J.P. Morgan to assess the investment bank's interest in assisting Vitae with future fundraising efforts. As a result of such discussions, Vitae management believed that J.P. Morgan was the investment bank that was the most familiar with Vitae and its operations and hence in the best position to assist Vitae in a potential strategic transaction should the Vitae Board elect to pursue one.

        Following discussions with members of the Vitae Board, on July 19, 2016 Vitae management directed GDSVF&H to obtain customary disclosures from J.P. Morgan regarding its prior relationships with Allergan to determine any potential conflicts in the event the Vitae Board elected to engage J.P. Morgan in connection with the Vitae Board's review of strategic alternatives.

        On July 25, 2016, Mr. Hatfield had a telephone call with Mr. Kirk to discuss the possibility of a strategic relationship between Vitae and Allergan.

        On July 27, 2016, the Vitae Board met to discuss the oral indication of interest received from Allergan on July 18, 2016. During the meeting, J.P. Morgan discussed its respective qualifications in mergers and acquisitions, including the firm's background and expertise in the pharmaceutical and biotechnology industry, the market for pharmaceutical and biotechnology mergers and acquisitions, potential strategic partners, relationships and execution capabilities. During this meeting, the Vitae Board received a presentation from GDSVF&H on the legal landscape for mergers and acquisitions, including director fiduciary duties in change in control transactions. The Vitae Board discussed various strategic alternatives for Vitae, including whether to pursue a formal sale process for Vitae, as well as strategies to deliver value to Vitae stockholders through continued operation as an independent public company. Mr. Hatfield reported on the current status of the business, current expectations for the outlook of the business and risks to execution of Vitae's business plan. The Vitae Board determined to continue consideration of strategies to maximize stockholder value. Following the request to J.P. Morgan by GDSVF&H on July 19, 2016 to obtain customary disclosures from J.P. Morgan regarding its prior relationships with Allergan to determine any potential conflicts, J.P. Morgan disclosed to the Vitae Board the relationships J.P. Morgan and its affiliates had with Allergan during the two years preceding the date of J.P. Morgan's opinion as well as the compensation received in connection with such relationships, which compensation in the aggregate was many multiples of the compensation J.P. Morgan would receive from Vitae under the terms of the proposed engagement. The Vitae Board also noted that J.P. Morgan had indicated that the proposed senior deal team that would work with Vitae was not providing services to Allergan and had not done so during the two years preceding the conflict check for any matters resulting in the disclosed fees and during the prior year had not had formal discussions with anyone other than Vitae regarding a business combination involving Vitae. Mr. Hachigian also noted to the Vitae Board that Robert V. Gunderson, Jr. was a director of Vitae and also a founder and current partner of GDSVF&H but in connection with any potential strategic transaction, Mr. Gunderson would only be acting in his capacity as a director of Vitae and would not be providing outside counsel legal services to Vitae.

        On July 27, 2016, Allergan delivered to Vitae in writing a preliminary, non-binding indication of interest regarding an acquisition of Vitae with an all-cash price per share of $20.50, which indication was subject to the satisfaction of certain conditions, the confirmation of certain assumptions, and was subject to further due diligence (the "Initial Offer"). There were no financing contingencies associated with the Initial Offer. Following receipt of the Initial Offer, Mr. Hatfield sent the Initial Offer to the Vitae Board for its consideration. On July 28, 2016, Mr. Hatfield informed Mr. Kirk via email correspondence that Vitae's management would inform the Vitae Board as to the offer so that the Vitae Board could determine whether proceeding with negotiations in respect of the Initial Offer would be in the best interests of Vitae and its stockholders.

        On August 2, 2016, Mr. Hatfield had a telephone conversation with Mr. Kirk where Mr. Hatfield informed Mr. Kirk that Vitae's management continued to do the work necessary to provide information to the Vitae Board so that it could evaluate the Initial Offer.

        On August 3, 2016, Vitae's management presented to the Vitae Board a preliminary updated strategic plan, which included a financial forecast and updates regarding Vitae's various clinical and pre-clinical programs, including VTP-43742, VTP-38543, VTP-45489 and VTP-50469. The Vitae Board discussed the plan and forecast in detail and posed a number of follow-up questions for management to consider and reflect in the plan and forecast.

        On August 8, 2016, Vitae's management presented to the Vitae Board a further updated strategic plan, which included revised forecasts, cash sensitivity analysis, potential financing alternatives, current pre-clinical and clinical programs and risks to the execution of such plan. During the meeting, the Vitae Board instructed management to engage J.P. Morgan for the purpose of preparing an initial valuation of Vitae upon negotiation of an engagement letter containing reasonable and customary terms.

        On August 9, 2016, Vitae formally engaged J.P. Morgan on an exclusive basis to provide advisory and investment banking services with respect to Vitae's exploration of strategic alternatives and valuation. J.P. Morgan was chosen based upon its familiarity with Vitae and the pharmaceutical and biotechnology industry, as well as its qualifications, expertise, reputation and experience in advising on public mergers and acquisitions transactions. Following its engagement, J.P. Morgan was directed by management, at the instruction of the Vitae Board, to prepare a valuation analysis of Vitae based on the strategic plan discussed with and reviewed by the Vitae Board on August 9, 2016, but not to begin any market check for strategic or alternative sale transactions.

        On August 11, 2016, the Vitae Board met with representatives of J.P. Morgan and GDSVF&H to review an initial valuation analysis of Vitae prepared by J.P. Morgan based on the strategic plan prepared by management in order to arrive at an implied net present value range for Vitae shares assuming Vitae remained an independent company, taking into account estimated probability of success for the products in Vitae's product development pipeline, discount rates based on Vitae's estimated future cost of capital and other relevant factors. Representatives of J.P. Morgan reviewed with the Vitae Board the preliminary financial analysis, including a discussion of the appropriate valuation methodologies, of Allergan's all-cash $20.50 per share offer to inform the Vitae Board's judgment in evaluating the Initial Offer. After evaluating, among other things, the all-cash $20.50 per share offer contemplated in the Initial Offer, the fact that such offer was within the range of implied net present value for Vitae shares under the valuation analysis, the prior partnering discussions to date with Allergan and others, the information discussed with representatives of J.P. Morgan, the Vitae Board determined that such offer could represent a meaningful opportunity to maximize value for Vitae stockholders and was worth exploring further. The Vitae Board also discussed using a due diligence process to cause Allergan to both validate Allergan's initial valuation of Vitae and see additional value in Vitae's assets and increase the price per share contemplated by the Initial Offer. As a result, the

Vitae Board instructed management to engage Allergan in further due diligence specific to Vitae's non-publicly disclosed pre-clinical programs and additional information not publicly available with regard to Vitae's disclosed clinical programs. Vitae management and representatives of GDSVF&H and J.P. Morgan subsequently discussed the scope and process in which Allergan would receive information via a management presentation and conduct additional due diligence.

        On August 11, 2016, Mr. Hatfield informed Mr. Saunders via telephone that Vitae was interested in determining if Allergan could improve its proposal if it had access to previously undisclosed information. Mr. Kirk and Mr. Hatfield discussed process and next steps, and agreed that Allergan would be given an opportunity to conduct further due diligence.

        On August 14, 2016 and August 15, 2016, Mr. Hatfield had telephone conversations with Mr. Kirk to discuss preparation of the Confidentiality Agreement, due diligence efforts and a potential strategic transaction between the companies.

        Following negotiations between GDSVF&H and Allergan's corporate counsel, Debevoise & Plimpton LLP ("Debevoise"), on August 17, 2016, Vitae and Allergan US entered into the Confidentiality Agreement, which included standstill provisions that, among other things, prohibited Allergan for a period of nine months after the date of the Confidentiality Agreement from acquiring shares of Vitae stock or soliciting proxies, making a tender offer or forming a "group" as defined in the Exchange Act, with respect to Vitae stock without the consent of Vitae. The Confidentiality Agreement included customary standstill provisions that would terminate if, among other things, Vitae entered into an agreement with another party in connection with an acquisition.

        On August 18, 2016, Mr. Hatfield participated in a teleconference with Mr. Kirk and Dr. Nicholson regarding additional due diligence materials agreed to be provided. Later that day, Allergan and Debevoise received access to a virtual data room, which included due diligence materials with respect to Vitae's non-publicly disclosed pre-clinical programs and additional information not publicly available with regard to Vitae's disclosed clinical programs. Allergan commenced scientific and business due diligence and Allergan's representatives conducted legal, regulatory and financial due diligence for the potential acquisition.

        On August 22, 2016, Mr. Hatfield had a telephone conversation with Mr. Kirk to discuss Allergan's on-going due diligence and review of materials available in the virtual data room.

        On August 26, 2016, Mr. Hatfield and Mr. Kirk discussed via telephone the timing of a potential revised non-binding offer from Allergan.

        On August 31, 2016, Mr. Kirk requested that Vitae provide additional due diligence materials regarding Vitae's VTP-43742 and VTP-45489 programs.

        On September 1, 2016, Vitae's Chief Scientific Officer, Richard Gregg, M.D., Mr. Hatfield and Vitae's General Counsel and Corporate Secretary, Scott Applebaum, participated in a conference call with Mr. Kirk and members of Allergan's research and development team to discuss Vitae's VTP-43742 and VTP-45489 programs. Mr. Hatfield and Mr. Kirk also had a telephone conversation to discuss certain materials that were not being disclosed by Vitae at that time relating to Vitae's clinical programs, where Mr. Hatfield indicated that Vitae would not be comfortable sharing such materials until Allergan made an updated offer.

        Mr. Hatfield continued conversations with Mr. Kirk and Dr. Nicholson on September 1, 2016 regarding Allergan's continuing due diligence process and requests and Vitae's withholding of certain due diligence items prior to Vitae's receipt of an updated non-binding offer from Allergan. On September 2, 2016, Mr. Saunders had a telephone conversation with Mr. Hatfield expressing Allergan's continued interest in pursuing a strategic transaction with Vitae.

        On September 4, 2016, Allergan delivered to Vitae an updated preliminary, non-binding indication of interest regarding an acquisition of Vitae with an all-cash price per share of $21.00, an increase of $0.50 per share from the Initial Offer, which Allergan stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and subject to further due diligence (the "Second Offer"). There were no financing contingencies associated with the Second Offer. Allergan orally indicated to Vitae that the Second Offer represented their best and final price for Vitae. In order to proceed in discussions, Allergan required a 10-day exclusivity period to negotiate definitive documents that was set to expire at 5:00 p.m. New York City time on September 14, 2016.

        On September 5, 2016, the Vitae Board met with representatives of J.P. Morgan and GDSVF&H to discuss the Second Offer from Allergan and the status of discussions with Allergan. The Vitae Board discussed the increased price per share reflected in the Second Offer. J.P. Morgan presented to the Vitae Board an updated valuation presentation based on additional information and forecasting provided by Vitae management. The Vitae Board engaged in extensive discussion as to whether representatives of J.P. Morgan should contact other potential buyers based on Vitae's prior partnering discussions. The Vitae Board discussed the approximately 200% premium to Vitae's then-current stock price on Nasdaq reflected in the Second Offer and whether any other potential acquirer would be willing to offer such a price. Following discussion, the Vitae Board instructed Vitae management to have J.P. Morgan conduct a targeted market check in a manner that would not be expected to jeopardize a potential strategic transaction with Allergan (the "Market Check"). Following discussions between J.P. Morgan and Vitae management, J.P. Morgan proceeded to reach out to three of the potential partners, including Company A, that had been involved in Vitae's earlier process with respect to a potential partnering transaction to see if any of them would be interested in providing a competitive bid to acquire Vitae. At the meeting on September 5, 2016, the Vitae Board determined that it was in the best interests of Vitae and its stockholders to enter into substantive negotiations with Allergan based on the Second Offer. The Vitae Board also instructed Vitae management to direct GDSVF&H to provide a draft merger agreement to Allergan.

        On September 6, 2016, GDSVF&H provided to Allergan an initial draft of the Merger Agreement contemplating a transaction effected through a tender offer followed by a short-form merger under Section 251(h) of the DGCL if, prior to the expiration of the offer period, Vitae's stockholders tendered shares representing more than 50% of the then outstanding shares of Vitae's common stock and such tendered shares have been irrevocably accepted for exchange and received by the depositary.

        On September 9, 2016, Debevoise sent a revised draft of the Merger Agreement to GDSVF&H. During the period from September 9, 2016 and September 13, 2016, GDSVF&H and Debevoise conducted a number of conference calls and exchanged drafts of the Merger Agreement, during which they negotiated the terms and conditions of the Merger Agreement, including, among others, the antitrust clearance covenant, carve-outs to the definition of material adverse effect, Allergan's ability to extend the Offer, the drop dead date, the ability of the Vitae Board to change its recommendation and Vitae's termination fee.

        Between September 6, 2016 and September 13, 2016, members of Vitae's management team and members of Allergan's business development and research and development teams met multiple times to discuss Vitae's intellectual property portfolio, pre-clinical and clinical programs, corporate due diligence and other various due diligence matters.

        On September 13, 2016, drafts of the Merger Agreement and related documents continued to be exchanged between Vitae and Allergan and their respective advisors. On September 13, 2016, Allergan presented a draft Merger Agreement with proposals from Allergan concerning deal certainty and termination rights. Vitae presented this draft of the Merger Agreement to the Vitae Board for approval.

        On September 13, 2016, the Vitae Board met with its financial and legal advisors to review the Merger Agreement presented by Allergan to Vitae. Representatives of GDSVF&H and Richards, Layton & Finger, P.A., Vitae's Delaware corporate counsel, reviewed for the Vitae Board the fiduciary duties of directors and material matters to be considered when deciding to approve the sale of a Delaware corporation. Representatives of J.P. Morgan then reviewed with the Vitae Board J.P. Morgan's financial analysis of the consideration provided for in the Merger Agreement and delivered to the Vitae Board its oral opinion, which was confirmed by delivery of a written opinion dated September 13, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration of $21.00 per share (the "Transaction Consideration") to be paid to the holders of the Shares in the proposed Transactions, was fair, from a financial point of view, to such holders, as more fully described in "Item 4.—The Solicitation or Recommendation—Opinion of J.P. Morgan, Financial Advisor to Vitae." Representatives of GDSVF&H then reviewed the material provisions of the definitive Merger Agreement. Representatives of J.P. Morgan then presented the results of their targeted Market Check. J.P. Morgan gauged the interest of three of the prior potential partners that, in the view of management and J.P. Morgan, would likely have a strategic interest in Vitae and possess financial resources sufficient to consummate a potential acquisition of Vitae. J.P. Morgan explained to the Vitae Board that none of the three contacted potential counterparties submitted an offer to acquire Vitae. The Vitae Board discussed, among other things, the deal certainty, material adverse events definition and termination rights provisions in the Merger Agreement. Representatives of GDSVF&H then reviewed and discussed with the Vitae Board the proposed resolutions regarding the transaction and, following discussion, the Vitae Board unanimously agreed and determined, for the reasons more fully described in "Item 4.—The Solicitation or Recommendation—Reasons for the Recommendation of the Vitae Board," that the Offer and the Merger were advisable and in the best interests of Vitae and its stockholders, and the Vitae Board voted unanimously to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

        Following the meeting of the Vitae Board, the parties executed the Merger Agreement on the evening of September 13, 2016. On September 14, 2016, Allergan and Vitae issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Vitae Board

        In evaluating the Merger Agreement and the Transactions, the Vitae Board consulted with Vitae's senior management, legal advisors at GDSVF&H and financial advisors at J.P. Morgan and considered, analyzed and relied upon a wide and complex range of factors. Based on these consultations, considerations and analyses, and the factors and the opinion of J.P. Morgan discussed below, the Vitae Board unanimously determined that entering into the Merger Agreement would yield the highest value reasonably available for the Vitae stockholders and is fair to and in the best interests of the Vitae stockholders.

        In making its determination and recommendation of the Transactions to the Vitae stockholders, the Vitae Board considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

        Vitae's Financial Condition and Prospects.    The Vitae Board considered the current and historical financial condition and results of operations of Vitae, as well as the strategic objectives and future prospects for Vitae if it were to remain an independent company. The Vitae Board reviewed Vitae's current financial operating plan, including the risks and uncertainties associated with executing upon and achieving the plan.

        Strategic Alternatives.    The Vitae Board considered current conditions and developments in the biopharmaceutical industry, Vitae's competitive position in the industry and strategic alternatives available to Vitae. The Vitae Board discussed the possibility of remaining an independent company, as well as the possibility of other strategic partners making an offer to acquire Vitae, including the range of potential benefits to Vitae stockholders of such alternatives and the timing and likelihood of achieving the goals of such alternatives. The Vitae Board determined not to pursue those alternatives in light of its belief that the Offer and the other Transactions maximized stockholder value and represented the best alternative reasonably available to stockholders while also minimizing operational disruption and execution risk relating to Vitae's commercialization of VTP-38543, VTP-43742 and its other product candidates, if approved.

        Ability to Remain Independent.    The Vitae Board considered the ability of Vitae to remain independent and the risks and costs associated with doing so, including:

          Product Development and Regulatory Risks.     The Vitae Board considered the fact that Vitae's lead product candidates, VTP-38543 and VTP-43742, have not yet been approved for marketing by the United States Food and Drug Administration (the "FDA"), as well as the status and prospects for Vitae's current pipeline of internally discovered compounds in early stages of research and development. The Vitae Board considered the risks inherent in the research, development, regulatory review and potential future commercialization of these product candidates, including the risks related to the market acceptance of VTP-43742 or VTP-38543 and Vitae's other product development candidates, if approved, and other factors potentially impacting the revenues and profitability of biopharmaceutical products generally.

          Product Launch and Commercialization Risks.     The Vitae Board considered the significant risks and considerable uncertainties associated with the competitive and pricing dynamics that impact product candidate markets, the product launch and commercialization risks faced by Vitae as an emerging biopharmaceutical company without an established commercial function, as well as the current and projected future pricing and reimbursement environment for prescription dermatology products.

          Cost of and Need for Additional Capital.     The Vitae Board considered Vitae's financial position, anticipated operating expenses and the need for substantial additional financing in order to continue operating its business and bring Vitae's product candidates through clinical trials and commercialization. The Vitae Board considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and the potential cost of capital, including the associated substantial dilution to existing Vitae stockholders.

          Competitive Risks.     The Vitae Board considered Vitae's competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better funded companies which might have competitive advantages from their broader commercial scope and economies of scale in pricing.

        Results of Process Conducted.    The Vitae Board considered the fact that Vitae had gone through previous commercial partnership outreach and discussions with other larger pharmaceutical companies earlier in 2016, including receipt of term sheets from Allergan and Company A, that ultimately did not result in a completed partnership transaction. The Vitae Board considered the fact that J.P. Morgan had conducted targeted "market checks" to gauge the interest of selected potential counterparties, including Company A, that, in the view of management and J.P. Morgan, would likely have a strategic interest in Vitae and possess financial resources sufficient to consummate a potential acquisition of Vitae, and that none of the contacted potential counterparties submitted an offer to acquire Vitae. The Vitae Board considered the possibility that Allergan would withdraw its proposal to acquire Vitae if Vitae delayed proceeding with Allergan in order to conduct a full auction sale process for Vitae. The

Vitae Board considered the fact that Vitae had engaged an experienced financial advisor and sophisticated legal advisors to advise the Vitae Board during the process and had not granted exclusivity to any potential counterparty at any time in the process. Finally, the Vitae Board considered the fact that Vitae was able to negotiate an increase in the value of the non-binding offer made by Allergan which resulted in the "best and final" offer considered by the Vitae Board during its September 13, 2016 meeting. Based on the results of that process, the Vitae Board believed that the price offered by Allergan was the highest that was reasonably attainable.

        Premium to Market Price.    The Offer Price to be paid by Allergan would provide the Vitae stockholders with the opportunity to receive a significant premium over the current market price of the Shares. The Vitae Board reviewed the current and historical market prices with respect to the Shares, including the fact that the Offer Price represents:

  •
  a 159% premium over the closing price of the Shares on Nasdaq on September 13, 2016, the trading day that the Merger Agreement was executed;

  •
  a 173% premium over the volume-weighted average price at which the Shares traded on Nasdaq during the 30 calendar days preceding the date of the Merger Agreement;

  •
  a 141% premium over the volume-weighted average price at which the Shares traded on Nasdaq during the 60 calendar days preceding the date of the Merger Agreement; and

  •
  a 119% premium over the volume-weighted average price at which the Shares traded on Nasdaq during the 90 calendar days preceding the date of the Merger Agreement.

        Opinion of J.P. Morgan, Financial Advisor to Vitae.    The oral opinion of J.P. Morgan delivered to the Vitae Board, which was confirmed by delivery of a written opinion dated September 13, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Transaction Consideration to be paid to the holders of the Shares in the proposed Transactions was fair, from a financial point of view, to such holders, as more fully described in "Item 4.—The Solicitation or Recommendation—Opinion of J.P. Morgan, Financial Advisor to Vitae." The full text of the written opinion of J.P. Morgan, dated September 13, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex I to this Schedule 14D-9.

        Other Indications of Value.    The Vitae Board considered additional indications of value for Vitae and considered that the range of suggested values compared favorably to the discounted cash flow analysis conducted by J.P. Morgan. None of the value ranges for these additional indications of value considered by the Vitae Board suggested a high value greater than $24.75 per share or a low value greater than $14.00 per share.

        Cash Consideration.    The Vitae Board considered that the form of consideration to be paid to Vitae stockholders in the Offer and the Merger was all-cash and considered the certainty of value and immediate liquidity associated with such cash consideration, while eliminating the effect of long-term business and execution risk.

        Likelihood of Closing.    The Vitae Board concluded that the Offer and Merger would likely be consummated in an orderly manner as a result of a number of factors, including (i) the significant premium over the market price of the Shares and certainty of value to Vitae stockholders offered by Allergan, (ii) the business reputation and significant financial resources of Allergan and willingness of Allergan to consummate the Offer, (iii) Allergan's track record of completing acquisition transactions, (iv) the fact that the Offer is not subject to any financing condition and (v) the reasonable and customary nature of the conditions to the Offer and Merger.

        Speed of Closing.    The Vitae Board considered the structure of the proposed acquisition of Vitae as a tender offer for all outstanding Shares, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Vitae Board considered the anticipated timing of the consummation of the Offer and Merger and concluded that, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, the Offer would allow Vitae stockholders to receive the consideration in a relatively short timeframe. The Vitae Board also determined that such a relatively short timeframe would be expected to reduce the uncertainty and potential disruption to Vitae's business during the pendency of the Offer.

        Merger Agreement.    The Vitae Board considered the terms and conditions of the Merger Agreement, including:

          Ability to Respond to Certain Unsolicited Takeover Proposals.     While Vitae is prohibited from soliciting any acquisition proposal, the Merger Agreement does permit the Vitae Board, subject to compliance with certain procedural requirements (including that the Vitae Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal), (i) to furnish information with respect to Vitae to a person making such unsolicited acquisition proposal and (ii) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal.

          Right to Accept Superior Proposals.    In the event Vitae receives a superior proposal, the Vitae Board may withdraw or change its recommendation in favor of the Offer and terminate the Merger Agreement if the Vitae Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the Vitae stockholders under applicable law. In order for the Vitae Board to withdraw its recommendation in connection with a superior proposal, the Vitae Board must first provide Allergan with a right to make, and to meet with Vitae to negotiate one or more, counterproposals to the superior proposal. If the Vitae Board terminates the Merger Agreement in order to accept a superior proposal, Vitae must concurrently pay Parent a termination fee of $19,160,000 in cash.

          Change in Recommendation for an Intervening Event.     If a specified intervening event, as defined in the Merger Agreement, occurs, the Vitae Board may withdraw or change its recommendation in favor of the Offer if the Vitae Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the Vitae stockholders under applicable law. In order for the Vitae Board to withdraw or change its recommendation in connection with such an intervening event, the Vitae Board must first provide Allergan with a right to make, and to meet with Vitae to negotiate adjustments to, the Merger Agreement that would obviate the need for the Vitae Board to withdraw or change its recommendation. In the event that the Vitae Board withdraws or changes its recommendation in connection with an intervening event, Allergan may terminate the Merger Agreement, in which case Vitae must pay Parent a termination fee of $19,160,000 in cash within two business days after such termination.

          Termination Fee.     The Vitae Board considered the fact that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by Vitae to accept and enter into a definitive agreement with respect to superior proposal, Vitae would be obligated to pay Allergan a termination fee of $19,160,000. The Vitae Board was of the view that this termination fee was comparable to termination fees in transactions of a similar size, was reasonable in light of the bidding and negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself, and was necessary to induce Allergan to enter into the Merger Agreement. The Vitae Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in Vitae and financial resources sufficient to consummate an alternative acquisition transaction with Vitae, were one to exist, from making a competing proposal for Vitae and would likely only be required to be paid in the event that the Vitae Board entered into a transaction more financially favorable to the Vitae stockholders than the Offer.

          Conditions to the Completion of the Transactions.     The Vitae Board considered the limited conditions to Purchaser's obligations to accept for payment and pay for the Shares tendered pursuant to the Offer, including the condition that there not have occurred a change or event that would constitute a material adverse effect with respect to Vitae. The Vitae Board considered the fact that specified changes or events would be excluded from the determination whether Vitae had experienced a material adverse effect, particularly any change or event resulting from the announcement, pendency and consummation of the Transactions or from clinical studies on specified Vitae product development candidates, provided testing protocols approved by Allergan are followed.

          Regulatory Undertaking by Allergan.     The Vitae Board considered that the Offer is subject to a waiting period and appropriate regulatory clearance, and that Allergan is obligated, subject to certain limitations, to use reasonable best efforts to obtain necessary regulatory approvals.

          Extension of Offer Period.    The Vitae Board considered that, under specified circumstances set forth in the Merger Agreement, Allergan could be required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

          Appraisal Rights.     The Vitae Board considered the fact that the Vitae stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

        The Vitae Board also considered a variety of risks and other potentially negative factors relating to the Offer and the Merger in making its determination and reaching is recommendation, including the following (which factors are not necessarily presented in order of relative importance):

          No Stockholder Participation in Future Growth or Earnings.     The Vitae Board considered the fact that the nature of the Offer and the Merger as an all-cash transaction means that Vitae stockholders would no longer be able to participate in any future earnings or growth of Vitae or benefit from any appreciation in the value of Vitae following the consummation of the Offer and the Merger, including positive outcomes in the clinical trials and FDA approval process for Vitae product development candidates, which could result, if Vitae had remained independent, in future prices for the Shares in excess of the Offer Price.

          Risk of Non-Consummation.     The Vitae Board considered the fact that, while Vitae expects that the Offer and the Merger will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the Transactions may not be completed. The Vitae Board considered the potential risks associated with a failure of the Transactions to be consummated, including (i) the extensive time and effort expended by Vitae's directors, senior management and other employees during the pendency of the proposed Offer, (ii) the significant transaction-related costs and opportunity costs incurred by Vitae, (iii) the trading price for the Shares could be negatively impacted, (iv) Vitae's business could be disrupted and negatively impacted, including loss of business partners and employees and delays in the commercialization of Vitae's product candidates, if approved and (v) the market's perceptions of Vitae's prospects could be adversely affected.

          Restrictions on Conduct of Business.    The Vitae Board considered the limitations on Vitae's pursuit of business opportunities during the pendency of the Offer due to certain covenants contained in the Merger Agreement requiring Vitae to operate its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, to comply with certain other operating restrictions. Such restrictions could delay or prevent Vitae from pursuing business opportunities that may arise during the pendency of the proposed Offer and/or have a material adverse effect on Vitae's ability to respond to changing market and business conditions, in a timely manner, or at all.

          Impact of Announcement on Vitae.    The Vitae Board considered the impact on Vitae's business of the public announcement of the proposed Offer and Merger, including the potentially negative effects that such announcement may have on Vitae's business relationships and its ability to attract and retain key management, scientific, research and other personnel while the Offer is pending.

          Inability to Solicit Other Takeover Proposals.     The Vitae Board considered the covenant in the Merger Agreement prohibiting Vitae from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

          Termination Fee.     The Vitae Board considered the possibility that the $19,160,000 termination fee could potentially dissuade a potential acquirer from proposing an alternative acquisition transaction that could be of greater value to Vitae stockholders than the Offer.

          Interests of the Vitae Board.     The Vitae Board considered the fact that Vitae's directors and officers may have financial interests in the transactions contemplated by the Merger Agreement, including the Offer, that may be different from or in addition to those of Vitae's other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement.

          Tax Treatment.     The Vitae Board considered the fact that the cash consideration to be received by Vitae stockholders in the Offer and Merger would be taxable to Vitae stockholders. However, the Vitae Board noted that the all-cash nature of the consideration payable in the Transactions would provide Vitae stockholders with adequate cash for the payment of any taxes due.

        In addition to the above, the Vitae Board considered the arrangements and possible conflicts of interest of certain Vitae directors and officers. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

        The foregoing discussion of the Vitae Board's reasons for its recommendation that Vitae stockholders accept the Offer and tender their Shares pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Vitae Board in consideration of its recommendation. In view of the wide variety of factors considered by the Vitae Board in connection with the evaluation of the Offer and the complexity of these matters, the Vitae Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, the Vitae Board did not reach any specific conclusion with respect to any of the particular factors considered. Instead, the Vitae Board conducted an overall analysis of the factors described above and made its determinations and recommendations based on the totality of the information reviewed. The judgments of individual members of the Vitae Board may have been influenced to a greater or lesser degree by different factors. The Vitae Board ultimately concluded that, in the aggregate, the potential benefits of the Offer and the Merger outweighed the potential risks or negative consequences of the Offer and the Merger.

        For the reasons described above, the Vitae Board unanimously recommends that the Vitae stockholders accept the Offer and tender their Shares in the Offer.

Intent to Tender

        To Vitae's knowledge, after making reasonable inquiry, all of Vitae executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

        Vitae's senior management does not as a matter of course issue public projections as to future performance or earnings beyond the then current quarter or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its strategic planning process, including, without limitation, its due diligence process and evaluation of the Offer, the Merger Agreement and the Transactions, as described in this Schedule 14D-9, Vitae's senior management prepared financial projections for calendar years 2016 through 2036. The financial projections for calendar years 2016 through 2036 were provided to the Vitae Board and J.P. Morgan, but not to Allergan. Vitae instructed J.P. Morgan to rely on these financial projections in connection with rendering its Fairness Opinion described in more detail below. To give Vitae stockholders access to certain non-public information that was available to the Vitae Board at the time of the evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement, Vitae's senior management has included these projections below.

        Vitae management prepared the projections set forth below and delivered to the Vitae Board and J.P. Morgan based on historical financial statements as well as a series of assumptions and estimates related to future results that it believed to be reasonable at the time, including assumptions and estimates relating to the probability of regulatory success of its product development candidates and, in the case of VTP-43742, VTP-38543 and VTP-50469, commercial launch success, market size, market share, competition, pricing, reimbursement, research and development expenses, sales, general and administrative expenses, contractual relationships, effective tax rate and utilization of net operating losses and other relevant factors relating to Vitae's long-range operating plan, as well as how certain of these assumptions and estimates may change over time. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Vitae management.

        In particular, these financial projections, while presented with numerical specificity, necessarily were based on numerous assumptions and estimates that are inherently uncertain. Because these projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, these projections would be affected by Vitae's ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these projections were based necessarily involve subjective judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Vitae's control. These projections also reflect assumptions as to certain business decisions that are subject to change. As such, there can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than those forecasted. The inclusion of these projections in this Schedule 14D-9 should not be regarded as an indication that Vitae, the Vitae Board, J.P. Morgan, any of their respective affiliates, or any other recipient of this information considered, or now considers, such projections to be a reliable prediction of future results or any actual future events, and this information should not be relied upon as such. The inclusion of these projections herein should not be deemed an admission or representation by Vitae that they are viewed by Vitae as material information of Vitae, and in fact Vitae views these projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. No representation is made by Vitae or any other person to any Vitae stockholder regarding these projections or the ultimate performance of Vitae compared to such information.

        These financial projections did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Transactions or any other effects of such terms. The projections included below were prepared solely for internal use and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the accompanying projected financial information.

        The financial projections are not being included in this document to influence the decision of a Vitae stockholder whether to tender Shares in the Offer, but rather because such projections, or portions of such projections, were provided to the Vitae Board and Vitae's financial advisor, J.P. Morgan, or calculated based on information provided to the Vitae Board by J.P. Morgan. The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Vitae contained in Vitae's public filings with the SEC.

        All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Vitae's Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or Vitae's other, periodic reports are not applicable to any forward looking statements made in connection with the Offer. Please refer to discussion entitled "Forward-Looking Statements" under Item 8. Additional Information.

        As indicated above, Vitae's future financial results may materially differ from those expressed in these financial projections due to factors that are beyond management's ability to control or predict. Vitae cannot assure that any of these projections will be realized or that its future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. They should not be utilized as public guidance and will not be provided in the ordinary course of Vitae's business in the future.

        In light of the foregoing factors and the uncertainties inherent in Vitae's projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

        The financial projections, which were probability of success adjusted, prepared by Vitae management are set forth below (dollars in thousands):

Fiscal Year Ended December 31,

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Net Sales	—	—	—	—	$399	$1,996	$10,209	$54,371	$124,991	$241,226	$393,410
Operating Expense	$52,809	$57,856	$79,849	$81,153	$56,219	$57,538	$59,579	$113,411	$134,755	$147,477	$140,127
Operating Income	$(52,809)	$(57,856)	$(79,849)	$(81,153)	$(55,820)	$(55,541)	$(49,370)	$(59,040)	$(9,763)	$93,749	$253,284
Net Income	$(52,809)	$(57,856)	$(79,849)	$(81,153)	$(55,820)	$(55,541)	$(49,370)	$(59,040)	$(9,763)	$93,749	$253,284

	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net Sales	$519,565	$683,720	$772,119	$826,744	$878,258	$928,692	$965,411	$1,003,117	$532,118	$170,198
Operating Expense	$120,322	$143,040	$157,994	$166,911	$175,410	$183,199	$189,693	$188,628	$120,813	$89,437
Operating Income	$399,243	$540,681	$614,125	$659,833	$702,848	$745,492	$775,718	$814,489	$411,305	$80,762
Net Income	$375,673	$324,409	$368,475	$395,900	$421,709	$447,295	$465,431	$488,693	$246,783	$48,457

        Based on the foregoing projections provided to J.P. Morgan by Vitae management, J.P. Morgan prepared a discounted cash flow analysis which was provided to the Vitae Board. J.P. Morgan's discounted free cash flow analysis was based on projections from the fourth quarter of 2016 to 2035 and, at the instruction of Vitae management, applied a terminal growth rate after 2035. See "Item 4.—The Solicitation or Recommendation—Opinion of J.P. Morgan, Financial Advisor to Vitae—Discounted Cash Flow Analysis" for more information.

        BY INCLUDING IN THIS SCHEDULE 14D-9 A SUMMARY OF VITAE'S INTERNAL FINANCIAL PROJECTIONS, VITAE UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Opinion of J.P. Morgan, Financial Advisor to Vitae

        Pursuant to an engagement letter dated August 9, 2016, Vitae retained J.P. Morgan as its financial advisor in connection with the proposed Transactions.

        At the meeting of the Vitae Board on September 13, 2016, J.P. Morgan rendered its oral opinion to the Vitae Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Transaction Consideration to be paid to holders of the Shares in the proposed Transactions was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its September 13, 2016 oral opinion by delivering its written opinion to the Vitae Board, dated September 13, 2016, that, as of such date, the Transaction Consideration to be paid to the holders of Shares in the proposed Transactions was fair, from a financial point of view, to such stockholders.

        The full text of the written opinion of J.P. Morgan dated September 13, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Vitae's stockholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion was addressed to the Vitae Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transactions, was directed only to the Transaction Consideration to be paid in the Transactions and did not address any other aspect of the Transactions. J.P. Morgan expressed no opinion as to the fairness of the Transaction Consideration to the holders of any other class of securities, creditors or other constituencies of Vitae or as to the underlying decision by Vitae to engage in the proposed Transactions. The issuance of J.P. Morgan's opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of Vitae as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the proposed Merger or any other matter.

        In arriving at its opinions, J.P. Morgan, among other things:

  •
  reviewed the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning Vitae and the industries in which it operates;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of Vitae relating to its business; and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        In addition, J.P. Morgan held discussions with certain members of the management of Vitae with respect to certain aspects of the Transactions, and the past and current business operations of Vitae, the financial condition and future prospects and operations of Vitae, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Vitae or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan's engagement letter with Vitae, did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Vitae under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Vitae to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by Vitae, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Vitae with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on Vitae or on the contemplated benefits of the Transactions.

        The projections furnished to J.P. Morgan for Vitae were prepared by Vitae's management. Vitae does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Transactions, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to "Item 4.—The Solicitation or Recommendation—Certain Financial Projections."

        J.P. Morgan's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan's opinion noted that subsequent developments may affect J.P. Morgan's opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the Transaction Consideration to be paid to the holders of the Shares in the proposed Transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Vitae or the underlying decision by Vitae to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transactions, or any class of such persons relative to the Transaction Consideration in the proposed Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

        The terms of the Merger Agreement were determined through arm's length negotiations between Vitae and Allergan, and the decision to enter into the Merger Agreement was solely that of the Vitae Board. J.P. Morgan's opinion and financial analyses were only one of the many factors considered by the Vitae Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Vitae Board or Vitae's management with respect to the proposed Transactions or the Transaction Consideration.

        In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Vitae Board on September 13, 2016 and contained in the presentation delivered to the Vitae Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analysis, including the methodology and assumptions underlying the analysis, could create a misleading or incomplete view of J.P. Morgan's analysis.

Discounted Cash Flow Analysis

        J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for the Shares. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their "present value". The "unlevered free cash flows" refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for this purpose represents EBITDA (calculated as earnings before interest, tax, depreciation and amortization) less taxes, capital expenditures, increases in net working capital and certain other one-time cash expenses. "Present value" refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. "Terminal value" refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

        J.P. Morgan calculated the unlevered free cash flows that Vitae is expected to generate during fiscal years 2016 through 2035 based upon financial projections prepared by Vitae's management. J.P. Morgan also calculated a terminal value of Vitae at the end of the twenty-year period ending 2035 by assuming no growth in the unlevered free cash flow of Vitae during the terminal period of the projections. The unlevered free cash flows and the terminal value were then discounted to present values as of September 30, 2016, using a range of discount rates from 12.0% to 15.0%. This discount rate range was based upon J.P. Morgan's analysis of the capital structures and costs of equity and debt of Vitae and certain publicly traded comparable companies.

        Based on the foregoing, the discounted cash flow analysis indicated the implied equity value range for the Shares, rounded to the nearest $0.25, of $14.00 to $24.75 per share of the Shares. This range of implied equity value for the Shares was compared to the proposed Transaction Consideration of $21.00 per share of the Shares.

Miscellaneous

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analysis must be considered as a whole and that selecting portions of the foregoing summary and this analysis could create an incomplete view of the processes underlying the analysis and its opinion. As a result, the range of valuations resulting from the analysis described above was merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Vitae. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analysis performed in determining its opinion.

        Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

        As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Vitae with respect to the Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Vitae and the industries in which it operates.

        J.P. Morgan received a fee from Vitae of $2 million at the time J.P. Morgan delivered its opinion. Vitae has agreed to pay J.P. Morgan an additional transaction fee of approximately $8 million upon the closing of the Transactions. In addition, Vitae has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan's engagement. During the two years preceding the date of J.P. Morgan's opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Allergan (including prior to its name change from Actavis plc to Allergan plc), for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as a joint lead arranger for Allergan's subsidiary, Actavis Capital SARL, on its credit facilities in December 2014 and March 2015, acting as a joint bookrunner on Allergan's bond offering in March 2015, acting as a joint bookrunner on Allergan's public offering of ordinary shares in February 2015, acting as a joint bookrunner on Allergan's public offering of convertible preferred shares in February 2015, acting as financial advisor to Allergan on its acquisition of Kythera in October 2015, acting as financial advisor to Allergan on its acquisition of Allergan US in March 2015, acting as financial advisor to Allergan on the sale of its generic business to Teva Pharmaceuticals in August 2016, and acting as financial advisor to Allergan on its announced sale of its Anda distribution business to Teva Pharmaceuticals in August 2016. During the two-year period preceding delivery of its opinion ending on September 13, 2016, J.P. Morgan received no fees from Vitae. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Vitae or Allergan for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Vitae selected J.P. Morgan as its financial advisor in connection with the Offer and the Merger based on J.P. Morgan's familiarity with Vitae and the pharmaceutical and biotechnology industries, as well as its qualifications, expertise, reputation and experience in advising on public mergers and acquisitions transactions. J.P. Morgan received a fee from Vitae of $2 million at the time J.P. Morgan delivered its opinion. Vitae has agreed to pay J.P. Morgan an additional transaction fee of $8 million upon the consummation of the Offer. J.P. Morgan will also be reimbursed for its expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, Vitae has agreed to indemnify J.P. Morgan and its affiliates, and their respective partners, directors, agents, employees and controlling persons, against liabilities arising in connection with J.P. Morgan's engagement.

        During the two years preceding the date of J.P. Morgan's opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Allergan (including prior to its name change from Actavis plc to Allergan plc), for which J.P. Morgan and such affiliates have received in the aggregate many multiples of the compensation J.P. Morgan would receive from Vitae under the terms of the proposed engagement. Such services during such period have included acting as a joint lead arranger for Allergan's subsidiary, Actavis Capital SARL, on its credit facilities in December 2014 and March 2015, acting as a joint bookrunner on Allergan's bond offering in March 2015, acting as a joint bookrunner on Allergan's public offering of ordinary shares in February 2015, acting as a joint bookrunner on Allergan's public offering of convertible preferred shares in February 2015, acting as financial advisor to Allergan on its acquisition of Kythera in October 2015, acting as financial advisor to Allergan on its acquisition of Allergan US in March 2015, acting as financial advisor to Allergan on the sale of its generic business to Teva Pharmaceuticals in August 2016, and acting as financial advisor to Allergan on its announced sale of its Anda distribution business to Teva Pharmaceuticals in August 2016. During the two-year period preceding delivery of its opinion ending on September 13, 2016, J.P. Morgan received no fees from Vitae. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Vitae or Allergan for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

        Neither Vitae nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Vitae's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Vitae, for which services no additional compensation will be paid.

        Since December 31, 2001, Vitae has retained the services of GDSVF&H, a law firm of which Robert V. Gunderson, Jr., one of Vitae's directors, is a founding and current partner. However, Mr. Gunderson has not personally provided, and will not be providing, outside counsel legal services to Vitae in connection with the negotiation or consummation of the Offer and the Merger.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        No transactions with respect to Shares have been effected by Vitae or, to the knowledge of Vitae after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

        On July 27, 2016, in connection with his appointment to the Vitae Board, Daniel M. Junius was granted an option to purchase 10,000 Shares at an exercise price of $11.75 per Share. This option was to vest with respect to 1/12th of the Shares subject to option quarterly following July 27, 2016 provided that Mr. Junius remained on the Vitae Board through the applicable vesting dates.

        On August 10, 2016, in connection with the consummation of his employment with Vitae, Scott Applebaum was granted an option to purchase 150,000 Shares at an exercise price of $8.75 per Share. This option was to vest with respect to 25% of the Shares subject to the option on August 10, 2017 and 1/48th of the shares of stock which are subject to this option monthly following such date provided that Mr. Applebaum remained employed by Vitae through the applicable vesting dates.

        On August 15, 2016, as part of Vitae's equity grant policy, the following option grants were made to Vitae's executive officers (other than Mr. Applebaum and Dr. Sable who had recently received their new hire grants):

Number of Shares Subject to Option
Jeffrey S. Hatfield	60,000
Richard S. Morris	27,500
Richard Gregg, M.D.	16,500
Arthur Fratamico, R.Ph.	14,500

        The exercise price per Share was $8.78 and each of the options were to vest with respect to 25% of the Shares subject to such option on August 15, 2017 and 1/48th of the shares of stock which are subject to this option monthly following such date provided the individual executive remains continuously employed by Vitae though the applicable vesting date.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Vitae is not undertaking or engaged in any negotiations in response to the Offer which relate to:

  •
  a tender offer or other acquisition of Vitae's securities by Vitae or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving Vitae;

  •
  any purchase, sale or transfer of a material amount of assets by Vitae; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of Vitae.

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Vitae Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

Vote Required to Approve the Merger

        The Vitae Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If the Offer is consummated as a result of Vitae's stockholders tendering Shares representing more than 50% of the then outstanding shares of Vitae's common stock prior to the expiration of the offer period, Vitae does not anticipate seeking the approval of Vitae's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Vitae, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Vitae in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

        Vitae is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (defined generally to include a person who, together with such person's affiliates and associates, owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined generally to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

        Neither Allergan nor Purchaser is, nor at any time for the past three years has been, an "interested stockholder" of Vitae as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Vitae Board has approved the Merger Agreement and the Transactions contemplated thereby, included the Offer and the Merger, as described in "Item 4. The Solicitation or Recommendation" above and, therefore, the restrictions on business combinations under Section 203 are inapplicable to the Offer and the Merger and the Transactions.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the "fair value" of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Per Share Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

        THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX II. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A "STOCKHOLDER" ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be the fair value.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX II.

        In addition, if the notice does not notify the stockholders of the effective date of the merger, either the corporation before the effective date of the merger or the surviving corporation within 10 days after the effective date of the merger must notify the stockholders entitled to appraisal of the effective date of the merger; provided, however, that if such notice of the effective date of the merger is sent later than the later of the consummation of the Offer and 20 days following the sending of the first notice, the notice of the effective date of the merger need only be sent to each stockholder who is entitled to appraisal rights and who has properly demanded appraisal of such stockholder's shares in accordance with Section 262 of the DGCL. This Schedule 14D-9 does not constitute notice of the effective date of the merger under Section 262 of the DGCL. Accordingly, Vitae or the surviving corporation will send a separate notice to any stockholder entitled to receive notice of the effective date of the Merger under Section 262 of the DGCL promptly following the Effective Time.

        Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. A person who is the beneficial owner of Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps below properly and in a timely manner to perfect their appraisal rights.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights. Any Vitae stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a Vitae stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  (i)
  within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Vitae at Vitae Pharmaceuticals, Inc., 502 West Office Center Drive, Fort Washington, Pennsylvania 19034; Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform Vitae of the identity of the stockholder and that the stockholder is demanding appraisal;

  (ii)
  not tender his, her or its Shares in the Offer; and

  (iii)
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Appraisal Procedures.

        The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to Vitae as described herein.

        As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder's appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder's name as it appears on the share certificate or certificates that represent such stockholder's Shares or in the book entry that represents such stockholder's Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

        A beneficial owner of Shares held in "street name" who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Vitae of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

        Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Vitae (or the surviving corporation) is under no obligation, and has no present intention, to file such a petition, and holders should not assume that Vitae (or the surviving corporation) will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder's appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner's own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the surviving corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner's own name, make such a request.

        If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by Vitae. The Register in Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with

Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million.

        After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the "fair value" of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the following sentence, interest on the amount determined to be the fair value will accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

        Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Per Share Merger Consideration or the merger consideration payable in the Merger (which is equivalent to the Per Share Merger Consideration). In determining "fair value," the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        The costs of the appraisal proceeding (which do not include attorneys' fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

        From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

        If any stockholder who demands appraisal of such stockholder's Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder's right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive payment of the Per Share Merger Consideration.

        At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

        FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of Vitae, please see Vitae's Annual Report on Form 10-K for the year ended December 31, 2015 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016.

Early Payment of Performance Bonuses

        Pursuant to the terms of the Merger Agreement, if the Effective Time occurs in 2016, Allergan or Parent will pay to each Vitae employee, including executive officers a bonus payment attributable to performance during 2016 (the "Performance Bonus Payment") equal to such employee's target annual cash bonus for the 2016 fiscal year assuming 100% completion of all bonus targets.

        Any Performance Bonus Payment will be paid not later than the first payroll date following the Effective Time. No further payment of cash incentive compensation in respect of the 2016 fiscal year will be paid to Vitae employees, and the Vitae employees will commence to participate in the applicable cash incentive program of Parent and its affiliates for similarly situated employees for the

2017 fiscal year. The table below reflects the estimated Performance Bonus Payments (assuming performance at 100% of "target" level achievement).

Name of Executive Officer	Performance Bonus Payment ($)
Jeffrey S. Hatfield	$244,625
Richard Morris	113,750
Richard Gregg, M.D.	146,260
Arthur Fratamico, R.Ph.	111,394
Carole Sable, M.D.	75,132
Scott Applebaum	47,496

Golden Parachute Compensation

Golden Parachute Excise Taxes

        Certain executive officers of Vitae may be subject to an excise tax on payments they will or may receive in connection with the Transactions under Section 4999 of the Code. Generally, an excise tax of 20% is imposed on each individual recipient of certain "parachute payments" that, under the rules of Section 280G of the Code, exceed a certain threshold amount for such individual and the corporation making the payments is denied a tax deduction for such payments. The excise tax is due in addition to the regular income and employment taxes otherwise payable in connection with compensatory payments to the Affected Individuals (as defined below). Payments to certain executive officers of Vitae that will or may be considered "parachute payments" under Section 280G of the Code that would be subject to the Code Section 4999 excise tax include the value of the full acceleration of vesting of the unvested Vitae Options pursuant to the terms of the Merger Agreement, the Performance Bonus Payments and benefits and severance payments under the Excise Tax Gross-Up (as defined below).

        The Compensation Committee has considered the impact of the potential Code Section 4999 excise tax on the individual executive officers of Vitae who would be subject to such excise tax (the "Affected Individuals"), and has determined that the imposition of the excise tax on such Affected Individuals would result in a significant personal tax burden that would deprive the Affected Individuals of a substantial portion of the value of their compensatory payments in connection with the Transactions, particularly their Vitae Options. The Compensation Committee has considered the tax implications of Sections 4999 and 280G of the Code and assessed the costs and benefits of potential payments to alleviate the Code Section 4999 excise taxes, to Vitae, its stockholders, the Surviving Corporation and each of the Affected Individuals. The Compensation Committee determined that, of our executive officers, Dr. Sable and Mr. Applebaum constitute Affected Individuals.

        As part of its considerations, the Compensation Committee noted that the primary reason for the magnitude of the Code Section 4999 excise tax burden was the unvested Vitae Options held by the Affected Individuals. These awards have a high value as a result of the substantial value of Shares, including as a result of significant Vitae achievements, including those leading to the Transactions and the Offer Price. The Compensation Committee determined that it was in the best interests of Vitae to align the interests of its stockholders with those of the Affected Individuals and mitigate the negative tax impact to such Affected Individuals that would otherwise result from the Transactions, which are expected to bring significant financial benefits to Vitae and its stockholders.

        The Compensation Committee, prior to Vitae's entry into the Merger Agreement, concluded that, contingent upon the Effective Time, Vitae would provide each of the Affected Individuals with a cash payment with respect to the Code Section 4999 excise tax, so that, on a net after-tax basis, the Affected Individual would be in the same position as if no such excise tax had applied to him or her, which payment is referred to as the "Excise Tax Gross-Up Payment." The actual amounts to be paid to the

Affected Individuals by Vitae will not be finally determined until after the consummation of the Transactions and these amounts would be paid following the Effective Time but before the Code Section 4999 excise tax becomes due. The Affected Individuals will retain the obligation to pay income and other taxes on all of their Vitae Options, Performance Bonus Payments and severance payments and benefits, if applicable, when due.

        The estimated value of the Excise Tax Gross-Up Payment for each Vitae executive officer is set forth below in the table entitled "Golden Parachute Compensation Table." The estimated value of the Excise Tax Gross-Up Payments for the Affected Individuals is based on the number of unvested Vitae Options held by such Affected Individual as of September 22, 2016 and based on certain assumptions as set forth in the footnotes to the "Golden Parachute Compensation Table." Based on these same assumptions, the estimated Excise Tax Gross-Up Payment for Dr. Sable would be $1,006,937 and Mr. Applebaum would be $1,143,367.

        Vitae intends, prior to the Effective Time, to document these arrangements by entering to a tax gross-up agreements with each of the Affected Individuals setting forth the terms of the Excise Tax Gross-Up Payment for such individual.

Golden Parachute Compensation Table

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our currently employed executive officers who are designated as "named executive officers" in the Definitive Proxy Statement on Schedule 14A, as amended, filed by Vitae on April 13, 2016, together with Richard Morris, our Chief Financial Officer, Carole Sable, M.D., our Chief Medical Officer and Scott Applebaum, our General Counsel and Corporate Secretary, that is based on or otherwise relates to the Transactions. Compensation that could be received by our executive officers in connection with the Merger is referred to as "golden parachute" compensation by the applicable SEC disclosure rules.

        The table below assumes that the closing of the Offer and the Merger both occur on September 22, 2016, and the employment of each executive officer of Vitae ceases as a result of involuntary termination without cause on such date. The terms and conditions related to compensation that is based on or otherwise related to the Transactions are described in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Vitae and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements and Treatment of Performance-Based Restricted Stock Units" and is incorporated herein by reference. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by Vitae executive officers may materially differ from the amounts set forth below. The equity benefits in the table below are calculated based on equity holdings as of September 22, 2016.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Jeffrey S. Hatfield	$1,223,125	$2,889,297	$36,000	—	$4,148,422
Richard Morris	$516,661	$1,872,655	$24,000	—	$2,413,316
Richard Gregg, M.D.	$612,088	$1,174,831	$24,000	—	$1,810,919
Arthur Fratamico, R.Ph.	$505,962	$1,594,759	$24,000	—	$2,124,721
Carole Sable, M.D.	$538,613	$1,573,500	$24,000	$1,006,937	$3,143,050
Scott Applebaum	$503,250	$1,837,500	$24,000	$1,143,367	$3,508,117

(1)
Represents base salary cash severance payments for each executive officer under their applicable employment agreement, which agreements and payments are described more fully in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Vitae and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements." The amounts are "double trigger" in nature (i.e., they are triggered by a change of control for which payment is conditioned upon the named executive officer's involuntary termination within the period commencing three months prior to and ending 12 months following such change of control). In the case of Mr. Hatfield, the amount listed in this column represents 18 months of base salary. In the case of the other individuals, the amount listed in this column represents 12 months of base salary. The amount listed in this column also includes the aggregate amount payable pursuant to the Merger Agreement, as a result of the Transactions to each executive officer in respect of the Performance Bonus Payments, as described in more detail above under "—Early Payment of Performance Bonuses."

(2)
Represents (i) the Per Share Merger Consideration less the exercise price per share of each unvested Vitae Option held by the executive multiplied by (ii) the number of Shares subject to such Vitae Option. No executive officer holds options with an exercise price in excess of the Per Share Merger Consideration. The amounts in respect of the unvested Vitae options are "double trigger" in nature and are separately quantified in the "Acceleration of Vesting of Equity Awards" column in the table in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Vitae and its Executive Officers, Directors and Affiliates—Severance and Change of Control Arrangements."

(3)
Represents the after-tax aggregate amount of all premiums payable for the continuing of the executive officer's health benefits for the applicable severance period, based on the amounts of such premiums at September 22, 2016. These amounts also assume that the premiums payable for continuation of the executive officer's health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9. The amounts are "double trigger" in nature (i.e., they are triggered by a change of control for which payment is conditioned upon the named executive officer's involuntary termination within the period commencing three months prior to and ending 12 months following such change of control).

(4)
Represents the estimated Excise Tax Gross-Up Payment each named executive officer could be entitled to receive. The amount listed in this column includes both the amount of the Excise Tax Gross-Up Payment that would be payable on a "double-trigger" basis upon a qualifying termination of employment on or following a change of control and the amount of the Excise Tax Gross-Up Payment that would be payable on a "double-trigger" basis in connection with a change of control in respect of the accelerated vesting of Vitae Option and Performance Bonus Payments. In addition to the assumptions described immediately prior to the table above, the numbers in this column are calculated based on (a) named executive officers' unvested Vitae Options as of

  September 22, 2016; (b) the assumption that all Vitae Options granted to the named executive officers in the 12 months preceding the Effective Time were granted in the ordinary course of business and not contingent on the Transactions; (c) a 20% excise tax; and (d) each named executive officer's estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The actual amount of the Excise Tax Gross-Up Payment for each named executive officer, if any, will not be determinable until after the consummation of the Transactions. The Excise Tax Gross-Up Payments are described in greater detail in this section above under "—Golden Parachute Compensation."

Legal Proceedings

        As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the terms of the Merger Agreement, each of Parent, Purchaser and Vitae will use its reasonable best efforts to make or cause to be made within 15 business days after the date of the Merger Agreement a Notification and Report Form, if required, under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Allergan and/or Vitae. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Vitae does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        Vitae is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Allergan's or Purchaser's acquisition or ownership of Shares.

Forward-Looking Statements

        Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to Vitae's business plans, objectives and expected operating results and financial position, and the assumptions upon which those statements are based, are "forward-looking statements." These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect," "could," "plan," "potential," "predict," "seek," "should," "would" or the negative version of these words and similar expressions. Such forward-looking statements include the ability of Vitae, Allergan, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Vitae's stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the effects of disruption from the Transactions on Vitae's business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of Vitae, including those set forth in Vitae's filings with the SEC, especially in "Item 1A. Risk Factors" of Vitae's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016 and in other periodic reports and filings with the SEC from time to time.

        Forward-looking statements include, but are not limited to, statements about:

  •
  the timing of enrollment, commencement and completion of Vitae's clinical trials;

  •
  the timing and success of preclinical studies and clinical trials conducted by Vitae and its future development partners, if any;

  •
  the scope, progress, expansion, and costs of developing and commercializing Vitae's current or future product candidates;

  •
  the size and growth of the potential markets for Vitae's current or future product candidates and the ability to serve those markets;

  •
  Vitae's expectations regarding its expenses and revenue, the sufficiency of its cash resources and needs for additional financing;

  •
  Vitae's ability to establish and maintain development partnerships;

  •
  the ability to obtain and maintain regulatory approval of Vitae's product candidates, and the labeling for any approved products;

  •
  the rate and degree of market acceptance of any of Vitae's current or future product candidates;

  •
  Vitae's expectations regarding competition or its market position with respect to competitors;

  •
  Vitae's anticipated growth strategies;

  •
  Vitae's ability to attract or retain key personnel;

  •
  Vitae's expectations regarding federal, state and foreign regulatory requirements;

  •
  regulatory developments in the United States and foreign countries;

  •
  Vitae's ability to obtain and maintain intellectual property protection for its structure-based drug discovery platform and its product candidates;

  •
  the anticipated trends and challenges in Vitae's business and the market in which it operates; and

  •
  the use or sufficiency of Vitae's existing cash, cash equivalents and marketable securities.

        Although Vitae believes that the expectations reflected in the forward-looking statements are reasonable, Vitae cannot guarantee future results, level of activity, performance or achievements. Any forward-looking statement made by Vitae herein speaks only as of the date of this filing. Except as required by law, Vitae disclaims any duty to update any of these forward-looking statements after the date of such statements are made, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

ITEM 9.    EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 26, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Augusta Merger Sub, Inc., Allergan Holdco US, Inc. and Allergan plc, filed with the SEC on September 26, 2016 (the "Schedule TO")).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press release issued by Vitae Pharmaceuticals, Inc. and Allergan plc, dated September 14, 2016 (incorporated by reference to Exhibit 99.1 to Vitae's Current Report on Form 8-K filed with the SEC on September 14, 2016).

(a)(1)(G)	Memorandum to Employees of Allergan plc, distributed on September 14, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Allergan plc with the SEC on September 14, 2016).

(a)(1)(H)	Presentation slides made available September 14, 2016 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Allergan plc with the SEC on September 14, 2016).

(a)(1)(I)	Copy of Allergan Presentation for Investor/Analyst Conference Call, dated September 21, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the SEC on September 21, 2016).

(a)(1)(J)	Summary Advertisement as published on September 26, 2016 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).

(a)(1)(K)	Employee Q/A first used on September 14, 2016 (incorporated by reference to Vitae's Schedule 14D-9C filed with the SEC on September 14, 2016).

(a)(5)	Opinion of J.P. Morgan Securities LLC dated September 13, 2016 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger among Allergan Holdco US, Inc., Augusta Merger Sub, Inc. and Vitae Pharmaceuticals, Inc., dated September 13, 2016 (incorporated by reference to Exhibit 2.1 to Vitae's Current Report on Form 8-K filed with the SEC on September 14, 2016).

(e)(2)	Confidentiality Agreement, dated August 17, 2016, by and between Vitae Pharmaceuticals, Inc. and Allergan Holdco US, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Vitae's Current Report on Form 8-K filed with the SEC on September 29, 2014).

Exhibit No.		Description
(e)(4)		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Vitae's Current Report on Form 8-K filed with the SEC on September 29, 2014).

(e)(5)(A)	†	Amended and Restated Employment Agreement between Vitae Pharmaceuticals, Inc. and Jeffrey S. Hatfield dated August 3, 2016 (incorporated by reference to Exhibit 10.34 to Vitae's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2016).

(e)(5)(B)	†	Amended and Restated Employment Agreement between Vitae Pharmaceuticals, Inc. and Richard E. Gregg, M.D. dated August 3, 2016 (incorporated by reference to Exhibit 10.35 to Vitae's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2016).

(e)(5)(C)	†	Amended and Restated Employment Agreement between Vitae Pharmaceuticals, Inc. and Arthur Fratamico, R.Ph. dated August 3, 2016 (incorporated by reference to Exhibit 10.36 to Vitae's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2016).

(e)(5)(D)	†	Amended and Restated Employment Agreement between Vitae Pharmaceuticals, Inc. and Richard Morris dated August 3, 2016 (incorporated by reference to Exhibit 10.37 to Vitae's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2016).

(e)(5)(E)	†	Amended and Restated Employment Agreement between Vitae Pharmaceuticals, Inc. and Carole Sable, M.D. (incorporated by reference to Exhibit 10.38 to Vitae's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2016).

(e)(5)(F)	*†	Employment Agreement between Vitae Pharmaceuticals, Inc. and Scott Applebaum dated August 10, 2016.

(e)(6)	†	2001 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to Vitae's Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on August 27, 2014).

(e)(7)	†	2004 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to Vitae's Registration Statement on Form S-1 filed with the SEC on August 12, 2014).

(e)(8)	†	2013 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 to Vitae's Registration Statement on Form S-1 filed with the SEC on August 12, 2014).

(e)(9)	†	2014 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.5 to Vitae's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 31, 2015).

(e)(10)	†	2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.29 to Vitae's Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on September 8, 2014).

(e)(11)		Form of Indemnification Agreement between Vitae Pharmaceuticals, Inc. and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Vitae's Registration Statement on Form S-1 filed with the SEC on August 12, 2014).

*
Filed herewith.

†
Compensation arrangement.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2016	Vitae Pharmaceuticals, Inc.
	By:	/s/ JEFFREY S. HATFIELD Jeffrey S. Hatfield President and Chief Executive Officer

 ANNEX I

September 13, 2016

The Board of Directors
Vitae Pharmaceuticals, Inc.
502 West Office Center Drive
Fort Washington, PA 19034

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the "Company Common Stock"), of Vitae Pharmaceuticals, Inc. (the "Company") of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 13, 2016 (the "Agreement"), among the Company, Allergan Holdco US, Inc. (the "Acquiror") and its wholly-owned subsidiary, Augusta Merger Sub, Inc. ("Acquisition Sub"). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the "Tender Offer") at a price for each share equal to $21.00 (the "Consideration") payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Appraisal Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the "Transaction".

        In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (iv) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Acquiror and the Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror (including prior to its name change from Actavis plc to Allergan plc), for which we and such affiliates have received customary compensation. Such services during such period have included acting as a joint lead arranger for the Acquiror's subsidiary, Actavis Capital SARL, on its credit facilities in December 2014 and March 2015, acting as a joint bookrunner on the Acquiror's bond offering in March 2015, acting as a joint bookrunner on the Acquiror's public offering of ordinary shares in February 2015, acting as a joint bookrunner on the Acquiror's public offering of convertible preferred shares in February 2015, acting as financial advisor to the Acquiror on its acquisition of Kythera in October 2015, acting as financial advisor to the Acquiror on its acquisition of Allergan Inc. in March 2015, acting as financial advisor to the Acquiror on the sale of its generic business to Teva Pharmaceuticals in August 2016, and acting as financial advisor to the Acquiror on its announced sale of its Anda distribution business to Teva Pharmaceuticals in August 2016. We or our affiliates also provided asset management services to the Acquiror during such two year period. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the

2

Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. MORGAN SECURITIES LLC

3

 ANNEX II

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by §

   363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
Fiscal Year Ended December 31,
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 8. ADDITIONAL INFORMATION
  ITEM 9. EXHIBITS
  ANNEX I
  ANNEX II
Section 262 of the General Corporation Law of the State of Delaware.